EXHIBIT 99.1

WGL HOLDINGS, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividends

Twelve Months Ended December 31, 2001
(Dollars in Thousands)
(Unaudited)

FIXED CHARGES AND PRE-TAX PREFERRED STOCK DIVIDENDS:

Preferred Stock Dividends	$1,320
Effective Income Tax Rate	0.4215
Complement of Effective Income Tax Rate (1-Tax Rate)	0.5785
Pre-Tax Preferred Dividends	$2,282

FIXED CHARGES:

Interest Expense	$48,311
Amortization of Debt Premium, Discount and Expense	(74)
Interest Component of Rentals	12

Total Fixed Charges	48,249
Pre-tax Preferred Stock Dividends	2,282

Total Fixed Charges and Preferred Stock Dividends	$50,531

EARNINGS:

Net Income before Dividends on Washington Gas Preferred Stock	$63,583

Add:
Income Taxes Applicable to Utility Operating Income	45,522
Income Taxes Applicable to Non-Utility Operating Income	1,787
Income Taxes Applicable to Other Income (Expenses)-Net	(983)
Total Fixed Charges	48,249

Total Earnings	$158,158

Ratio of Earnings to Fixed Charges	3.1